UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 0-29638

SPUR VENTURES INC.
(Translation of registrant's name into English)

Suite 3083, Three Bentall Centre
595 Burrard Street, P.O. Box 49298
Vancouver, BC V7X 1L3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Nine Months Ended September 30, 2005

99.2	Management's Discussion and Analysis for the Nine Months ended September 30, 2005

99.3	Form 52-109FT2 - Certification of Interim Filings during Transition Period - CEO

99.4	Form 52-109FT2 - Certification of Interim Filings during Transition Period - CFO

99.5	News Release Dated November 29, 2005 - Third Quarter Results

99.6	News Release Dated November 29, 2005 - Spur Ventures China Projects Advance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPUR VENTURES INC.
(Registrant)

Date: November 29, 2005	By:	/s/ Robert G. Atkinson
Robert G. Atkinson

	Title:	Director